EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
In millions	March 29, 2015	March 30, 2014
Earnings
Income before income taxes	$548	$511
Add
Fixed charges	32	34
Distributed income of equity investees	61	26
Less
Equity in earnings of investees	58	79
Capitalized interest	1	2
Earnings before fixed charges	$582	$490

Fixed charges
Interest expense(1)	$14	$17
Capitalized interest	1	2
Amortization of debt discount and deferred costs	1	—
Interest portion of rental expense(2)	16	15
Total fixed charges	$32	$34

Ratio of earnings to fixed charges(3)	18.2	14.4
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.